UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Mattress Firm Holding Corp.

(Name of Subject Company (Issuer))

Stripes Acquisition Corp.

a direct wholly-owned subsidiary of

Stripes US Holding, Inc.

a direct wholly-owned subsidiary of

Steinhoff International Holdings N.V.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

57722W106
(CUSIP Number of Class of Securities)

Steinhoff International Holdings N.V.
Block D, De Wagenweg Office Park

Stellentia Road

Stellenbosch, South Africa
Attention: Stephanus Johannes Grobler
Telephone: +27 21 808 0700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Scott I. Sonnenblick
Peter Cohen-Millstein
Linklaters LLP
1345 Avenue of the Americas
New York, New York 10105
(212) 903-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee*
N/A	N/A

*          A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒                Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communication filed under cover of this Schedule TO relates to a planned tender offer by Stripes Acquisition Corp., a Delaware corporation (“Purchaser”), a direct wholly-owned subsidiary of Stripes US Holding, Inc., a Delaware corporation (“HoldCo”), a direct wholly-owned subsidiary of Steinhoff International Holdings N.V., a company incorporated under the laws of the Netherlands (Naamloze Vennootschap) (“Parent”), for all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Mattress Firm Holding Corp., a Delaware corporation (“Mattress Firm”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of August 6, 2016, by and among Purchaser, HoldCo, Parent and Mattress Firm. This Schedule TO is being filed on behalf of Purchaser, HoldCo and Parent.

Additional Information and Where to Find It

The tender offer described here, which has not yet commenced, will be made for the Common Stock of Mattress Firm. The press release and the analyst and media presentation are for informational purposes only and are not an offer to buy or the solicitation of an offer to sell any Mattress Firm securities. The solicitation and the offer to buy the Mattress Firm shares will be made only pursuant to a Tender Offer Statement on Schedule TO Parent intends to file with the SEC. Upon commencement of the tender offer, Mattress Firm security holders and other investors should read carefully the Tender Offer Statement on Schedule TO, as well as the Solicitation/Recommendation Statement on Schedule 14D-9 that Mattress Firm will file, and any amendments or supplements thereto, prior to making any decisions with respect to the tender offer because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Mattress Firm security holders and other investors will be able to obtain copies of these tender offer materials and any other documents when they are filed with the SEC, from the SEC’s website (http://www.sec.gov), without charge. Such materials filed by Parent will also be available for free at Parent’s website (http://www.steinhoffinternational.com) or Mattress Firm’s website (http://ir.mattressfirm.com/).

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EXHIBIT INDEX

EXHIBIT NO.

99.1	Press Release, dated August 7, 2016.
99.2	Analyst and Media Presentation, dated August 7, 2016.

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